

August 1, 2022

Jeffrey Vetter
Partner
Gunderson Dettmer Stough Villaneuve Franklin & Hachigian, LLP
550 Allerton Street
Redwood City, CA 94063

      Re: Theravance Biopharma, Inc.
          Schedule TO-I filed July 26, 2022
          SEC File No. 5-88552

Dear Mr. Vetter:

      We have conducted a targeted review of your filing limited to the matters identified in comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the offer materials.

Schedule TO-I filed July 26, 2022

Conditions to the Offer, page 15

1. Quantify what would constitute a "material change in United States or any other currency exchange rates" that would implicate the offer condition included on page 15. With respect to currency exchange rates other than U.S. exchange rates, this condition appears to be extremely broad and is not linked to a material adverse change on the Company or its operations. Please revise to explain how security holders may determine whether such condition has been "triggered," or revise to narrow it.

2. Refer to the condition in the second to last bullet point on page 15. Revise to clarify whether this condition could be implicated by developments in the ongoing hositilties in Ukraine. It is not clear from the language of the condition whether this conflict indirectly involves the United States.

3.   We refer to the following language on page 16 of the offer materials: "The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, regardless of the circumstances giving rise to any such condition...." All offer conditions must be objective and outside the control of the offeror, and described with reasonable specificity in the offer materials. Revise the quoted language to remove the implication that deliberate actions (or inaction) by the Company could allow it terminate the Offer.

4.   Refer to following language on page 16 of the offer materials: "The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such or other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time...." If an event occurs that "triggers" an offer condition, the Company must promptly inform security holders whether it will assert the condition and terminate the Offer, or waive it and proceed. Revise the quoted language to remove the implication that the Company may wait to do so.

5.   In several places in the offer materials, including on page 16, you state that the "Company expressly reserves the right, in its sole discretion but subject to applicable law, to (i) terminate the Offer prior to the Expiration Time and not accept for payment any Convertible Notes tendered in the Offer...." Revise here and throughout the offer materials to state that it may do so only upon the failure of one or more of the Offer conditions.

General

6.   We note the statement that the Offer is open to all "holders of record" of the 3.25% Convertible Senior Notes. Rule 13e-4(f)(8)(i) mandates that the Offer be open to all target security holders, rather than just record holders. Please confirm in your response letter that this language is not intended to mean that only record holders of the Notes may participate in the Offer.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

     Sincerely,

     Division of Corporation Finance
     Office of Mergers & Acquisitions